Exhibit 99.2

D. Risk Factors

We have updated the risk factors previously disclosed in Part D Item 3 of our Annual Report on Form 20-F for the three years ended March 31, 2010, or the 2010 Form 20-F, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on July 9, 2010.

Due to the factors set forth below and elsewhere in this report and in other documents we file with or furnish to the SEC, including our 2010 Form 20-F, as well as other variables affecting our operating results and financial condition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

We may not be able to obtain adequate funding to our property under development or any properties planned for future development.

To date, for investment activities, we have relied primarily on bank borrowings and shareholders’ loans for our funding and liquidity requirements; and to a lesser extent on cash inflows from operations. For further information on our available funding and liquidity resources, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As of March 31, 2010, we had net current assets of HK$837.2 million and the outstanding balance of our total indebtedness (including trade payables, other payables and accruals) amounted to approximately HK$1,062.4 million, which included primarily bank borrowings, trade payables, other payables and accruals and amount due to an associate in the amounts of HK$606.7 million, HK$454.2 million and HK$1.5 million, respectively. Approximately HK$277.5 million of our total borrowings were due within one year or on demand and approximately HK$329.2 million were due within a period of more than one year but not exceeding five years.

We also have available cash flow from our operations, but such amounts are not likely to be sufficient to fund our future development requirements. Due to the nature of our trade center development business, it may from time to time experience periods of net cash outflows, when imbalances may arise between the timing of cash inflows from rentals and sales of trade center units and our cash outflows relating to the construction of properties and purchases of state-owned land use rights. We may require additional bank borrowings and, if necessary, offerings of debt and equity securities for a significant portion of our liquidity requirements to finance the construction costs of these projects, which are expected to be completed in stages. We cannot assure that we will be able to obtain additional financing at competitive costs, or at all. In addition, although we have not experienced any difficulties in the past, it may not be able to renew our existing loan facilities granted by banks in the PRC on satisfactory terms, or at all. If we are unable to obtain necessary additional financing or renew existing loan facilities, we will not be able to complete future projects, and our business development could be severely disrupted.

We cannot assure that we will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Failure to obtain adequate funding at a commercially reasonable cost may limit our ability to commence new projects or to continue the development of existing projects or may increase our borrowing costs.

In previous years, the PRC Government introduced a number of measures and regulations to restrict the ability of property developers to raise capital through external financing and other methods. Because the local authorities in Tieling treat our subsidiary, China Northeast, as a real property developer, we have been subject to these measures and regulations with respect to China Northeast.

We may incur substantial additional indebtedness in the future.

As of March 31, 2010, our debt-to-equity ratio (total bank borrowings/total equity) was approximately 32.7%. We may incur additional indebtedness to complete additional projects and grow our supporting infrastructure, and the amount of such additional indebtedness may be substantial. We will face more risks if it or our subsidiaries incurs additional debt. For example, the additional debt could:

•	limit our ability to satisfy our obligations under our borrowings;

•	increase our vulnerability to adverse general economic and industry conditions;

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require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying our indebtedness, thereby reducing the availability of our cash flow to fund project developments, working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our businesses and the industry in which we operate;

•	restrict us from making strategic acquisitions or exploring business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit, along with the restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds or make guarantees; and

•	increase the cost of additional financing.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by then prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We anticipate that our operating cash flow will be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. However, we may not be able to generate sufficient cash flow for these purposes. If we are unable to service our total indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. These strategies may not be implemented on satisfactory terms, if at all.

If we are unable to comply with the restrictions and covenants in our bank loan agreements, there could be a default under the terms of these agreements, which could cause repayment of our debt to be accelerated.

The bank loan agreements of our PRC subsidiary, China Northeast contain a number of significant restrictive covenants. These covenants restrict, among other things, China Northeast’s ability and the ability of its subsidiaries to incur additional debt or make guarantees, incur liens, pay dividends or distributions on its or its subsidiaries’ capital stock, prepay certain indebtedness, sell or transfer property or assets, make investments and merge or consolidate with another company.

If China Northeast is unable to comply with the restrictions and covenants in its current or future loan and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to China Northeast, accelerate the outstanding debt and/or terminate the agreements, as the case may be. If the underlying obligation relates to China Northeast’s secured borrowings, the lender can enforce the mortgages over the property securing the defaulted loan. If any of these events occur, China Northeast cannot assure that its assets and cash flow would be sufficient to repay all of its indebtedness, or that it would be able to obtain alternative financing on terms that are favorable or acceptable to China Northeast.

There are no breach of any of those covenants by China Northeast.

We depend on China Metro-Rural Limited’s founding shareholders, one of whom is also one of our directors, and our business and growth prospects may be severely disrupted if we lose the support and service of all or any one of them.

Our success and growth depends on the efforts of the founding shareholders of the China Metro-Rural Limited (Mr. Cheng Chung Hing, Ricky and Mr. Leung Moon Lam), one of whom (Mr. Cheng Chung Hing, Ricky) is also one of our directors. These founding shareholders are critical to our success because of their vision for us and their industry knowledge and relationships. If we were to lose their support, our relationships with bankers, government officials, potential tenants and industry personnel could be adversely affected. We may not be able to replace these founding shareholders easily or at all. As a result, the loss of any of these founding shareholders, whether because any one or more of them become unwilling to continue in their present capacities with us, develop disagreements between each other, leave to join a competitor or form a competing business, or other reasons, would severely disrupt our business and growth prospects.

We depend on our senior management and other important staff members, as well as on our ability to attract and retain qualified management personnel.

We depend on the efforts and skill of our senior management and other important staff members. As a result, our future success depends to a significant extent on the continuing service and coordination of these individuals, who are not obligated to remain employed with us.

Our success also depends on our ability to identify, hire, train and retain suitably skilled and qualified employees with the requisite industry expertise. The loss of any member of our senior management team and our other employees could have a material adverse effect on our business if we are unable to find suitable replacements in a timely manner. Competition for such personnel is intense, and any failure to recruit and retain the necessary personnel or the loss of a significant number of employees at any time could harm our business and prospects.

We may suffer losses caused by natural disasters or accidents and these losses may not be covered by insurance.

Our business may be adversely affected due to the occurrence of typhoons, severe storms, floods, wildfires or other natural disasters, or accidents (including fire or explosion) or similar events in the areas where we operate our trade centers. We do not carry any property insurance. Should a loss occur, we could lose all or a portion of the capital invested in a property, as well as the anticipated future revenues from the property. Nevertheless, we would remain obligated for any bank borrowings or other financial obligations related to the property. It is also possible that if we were to obtain insurance, third-party insurance carriers would not be able to maintain reinsurance sufficient to cover any losses that may be incurred. Any material uninsured loss could materially and adversely affect our business, financial condition and results of operations.

We are a holding company and rely on dividends paid by our subsidiaries for our funding requirements.

As a holding company, we depend upon the receipt of dividends from our subsidiaries to pay dividends to our shareholders and satisfy our obligations. The ability of our direct and indirect subsidiaries to pay dividends to their shareholders (including us) is subject to relevant shareholders’ agreements or constitutional documents and restrictions contained in the loan agreements of such subsidiaries or other instruments.

In addition, the ability of our subsidiaries in the PRC to pay dividends to their shareholders is subject to the requirements of PRC law. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Dividends may not be paid until cumulative prior years’ losses are made up. As a result, if our subsidiaries in the PRC incur losses, such losses may impair their ability to pay dividends or other distributions to us, which would restrict our ability to pay dividends and to service our indebtedness. Our PRC subsidiaries are required to make monthly contributions to the social security plan maintained for their employees, consisting of pension benefits, personal injury insurance and medical and unemployment benefits. In addition, each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the cumulative amount of such reserves and fund reaches 50% of its registered capital. As of March 31, 2010, we did not have any statutory reserves for China Northeast or any accumulated profits that were unrestricted and available for distribution.

Any occurrence of avian influenza, influenza A H1N1 or other widespread public health problems could adversely affect our business, financial condition and results of operations.

There have been media reports regarding the spread of the H5N1 virus, or avian influenza, among birds and in particular poultry, as well as some isolated cases in countries outside Hong Kong and PRC of transmission of the virus to humans. Further, the World Health Organization in June 2009 raised its pandemic alert level to six, its highest level, in response to an outbreak of influenza A caused by the H1N1 virus that resulted in a number of confirmed cases worldwide. We cannot assure that there will not be a serious outbreak of a contagious disease in the PRC in the future. A renewed outbreak of SARS, pandemic avian influenza, influenza A H1N1 or other widespread public health problems in the PRC could have a material adverse effect on the PRC economy and our property market generally, and on our business, financial condition and results of operations.

Restrictions on foreign currency exchange may limit our ability to obtain and remit foreign currency or to utilize our revenues effectively.

We currently receive substantially all of our agricultural logistics business revenues in Renminbi through our ownership and operation of China Northeast. However, certain of our expenses, including labor costs for our employees in Hong Kong, rental expenses for our office space in Hong Kong and advertising expenses for advertising in Hong Kong and overseas media are denominated in foreign currencies, mostly Hong Kong dollars and U.S. dollars. As a result, any restriction on currency exchange may limit our ability to use revenues generated in Renminbi to pay our foreign currency denominated expenses and service and repay our foreign currency denominated indebtedness. Our ability to satisfy our foreign currency denominated debt obligations depends upon the ability of our subsidiaries incorporated in the PRC to obtain and remit sufficient foreign currency. Our subsidiaries incorporated in the PRC must present certain documents to the designated foreign exchange bank before they can obtain and remit foreign currency out of the PRC (including, in the case of dividends, evidence that the relevant PRC taxes have been paid and, in the case of shareholder loans, evidence of the registration of the loan with the State Administration for Foreign Exchange). We cannot assure that our subsidiaries incorporated in the PRC will not encounter difficulty in the future when undertaking these activities. If our PRC subsidiaries are unable to remit dividends to us, we would be unable to make payments of interest and/or principal on our foreign currency denominated indebtedness.

Our principal shareholder has substantial control over us and can affect decisions made by our shareholders.

As of March 31, 2010, our principal shareholder, Mr. Cheng Chung Hing, Ricky, our President and Chairman, together with his affiliates, controls 40,775,605 of our outstanding ordinary shares and 100,000 of our outstanding preferred shares, which together represented 43,966,830, or 65.3%, of our outstanding voting shares.

Mr. Cheng Chung Hing, Ricky has the requisite voting power to exert substantial influence over actions which require shareholder approval and generally to direct our affairs, including decisions regarding the election of directors, mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of the Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and might reduce the price of our shares. These actions may be taken even if they are opposed by our other shareholders.

We cannot guarantee you that we will pay dividends.

Any declaration of dividends will be proposed by our directors and the amount of any dividends will depend on various factors, including, without limitation, market conditions, our strategic plans and prospects, our business opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations, payments by subsidiaries of cash dividends to us and legal, tax and regulatory restrictions, and other factors that our directors deem significant from time to time.

It may be difficult to effect service of process upon us or our directors or to enforce any judgments obtained from non-PRC courts.

Our operations are substantially conducted and substantially all of our assets are located within China. Our directors reside in Hong Kong and China, where substantially all of their assets are located. Investors may experience difficulties in effecting service of process upon us, our directors or our senior management in China and it may not be possible to effect such service of process outside China. In addition, our PRC legal counsel, Commerce & Finance Law Offices, has advised us that China does not have treaties with the United States and many other countries providing for reciprocal recognition and enforcement of court judgments. Therefore, recognition and enforcement in China of judgments of a court in the United States or certain other jurisdictions may be difficult or impossible.

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